ALEXANDER M. DONALDSON

adonaldson@wyrick.com

December 22, 2011

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attn: John L. Krug

Re:	Cempra Holdings, LLC
Registration Statement on Form S-1
Amendment No. 1 filed November 22, 2011
File No. 333-177261

Dear Mr. Krug:

We write this letter on behalf of our client Cempra Holdings, LLC in response to the comments of the Staff of the Securities and Exchange Commission with respect to the above-captioned filing, as set forth in the Staff’s letter dated December 7, 2011. Our responses below are numbered to correspond to the numbered comments in the Staff’s letter, which are repeated below in italics.

FORM S-1

Table of Contents Page

1.	We note your response to our prior comment 7 and reissue the comment. Please clearly state that you are liable for the accuracy of the information in your prospectus or delete your statements concerning the lack of any guarantee for the accuracy of third party data, that you have not verified the information contained in the third party sources you have used, and the accuracy of the results and estimates of your research has not been verified by independent sources.

U.S. Securities and Exchange Commission

December 22, 2011

The referenced paragraph on the table of contents page has been deleted.

Critical Accounting Policies

Share-Based Compensation, page 47

2.	Please refer to prior comment 26. We may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price. At that time, please provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of each equity issuance.

Cempra understands that the Staff will review this issue when an estimated offering price is set forth in the prospectus.

Cempra is aware of the stock compensation accounting issue and has provided disclosure on the matter in the registration statement. Cempra supplementally advises the Staff that there have been no additional stock option grants since March 1, 2011. However, Cempra performed a contemporaneous valuation of the fair market value of its common stock at August 1, 2011 and again at September 30, 2011, which indicated a fair market value of $0.68 per common share and $0.89 per common share at each valuation date, respectively.

In both the August 1, 2011 and the September 30, 2011 contemporaneous valuations, the discounted cash flow, or DCF, method, which is an accepted method within the income approach, was used to determine the fair market value of Cempra’s equity. Once the fair market value for the equity was determined, it was allocated among Cempra’s preferred and common shares using the probability weighted return method, or PWERM. Under the PWERM approach, share value is derived from the probability weighted present value of expected future investment returns, considering each of the possible outcomes available to Cempra, as well as the economic and control rights of each share class. The fair value of Cempra’s common shares was estimated using a probability-weighted analysis of the present value of the returns afforded to common shareholders under eight future shareholder exit or liquidity event scenarios, including: an initial public offering, or IPO; a sale to a larger private or public company; and a liquidation of the company; each with different timelines and valuations. Cempra discounted the probability-weighted cash flows from each liquidation date to the valuation date using its weighted-average cost of capital. In the September 30, 2011 contemporaneous valuation, Cempra assigned additional weighting to each of the IPO exit scenarios and the merger or acquisition at a higher valuation scenario, which was based primarily on the consideration of Cempra’s recent successes in its various drug development programs, increased discussions with potential partners for Taksta and the filing of the registration statement on Form S-1 in October 2011. The expected timing of these exit scenarios varied in each scenario, with the earliest event estimated to occur in March 2012 and the latest event on or before March 2015. In addition, the other qualitative

U.S. Securities and Exchange Commission

December 22, 2011

factors considered in the August 1, 2011 and September 30, 2011 contemporaneous valuations, included:

•	In June 2011, Cempra completed enrollment in the Phase 2 trial of oral CEM-101;
•	In July 2011, top-line data indicated efficacy and safety for the Phase 2 trial of oral CEM-101;
•	In August 2011, the Phase 2 data from the oral trial of CEM-101 indicated comparable efficacy and safety to the comparable product in the trial;
•	In August 2011, subsequent to the data publication, Cempra hired a consultant in the Japanese market to seek partner candidates for CEM-101;
•	In August and September 2011, increased interest in partnerships for Taksta was identified and [successful] meetings held with potential partners; and
•	In August and September 2011, interest in CEM-101 significantly increased within Cempra’s industry given the positive Phase 2 data.

In both the August 1, 2011 and the September 30, 2011 contemporaneous valuations, Cempra applied a discount for lack of marketability of 10%. Restricted securities can generally be purchased at prices substantially below those of identical but freely marketable securities due to the very real risk of market decline inherent in holding restricted securities. As such the valuation relied on the Finnerty Model, which relates discount for lack of marketability to the length of the holding period for unregistered equity in a publicly traded corporation’s stock, and the volatility of the underlying publicly traded equity. Using assumptions previously determined for the application of the option pricing model at the valuation date, the Finnerty Model indicated a discount for lack of marketability of approximately 10% for the common shares. As such, a discount for lack of marketability of 10% was applied.

The increases in the fair market value from $0.53 per common share at March 1, 2011 to $0.68 per common share at August 1, 2011 and to $0.89 per common share at September 30, 2011, were primarily driven by two items. First, the timing of the exit scenarios was updated to reflect Cempra’s discussions with underwriters surrounding its planned IPO, which indicated an IPO scenario on or before March 2012. The change in this timing resulted in a decrease in the discount applied for present value calculations. Second, the probability assigned to each exit scenario was more heavily weighted to the IPO scenarios in the August 1, 2011 and September 30, 2011 valuations.

3.	Please refer to prior comment 27. Please describe and quantify the significant assumptions used to determine the fair market values of $0.22 per share, $0.45 per share and $0.53 per share.

U.S. Securities and Exchange Commission

December 22, 2011

Disclosure has been added on pages 52, 54 and 55-56 to enhance the discussion of the assumptions used to determine the fair market values of $.22 per share, $.45 per share and $.53 per share. Cempra supplementally advises the Staff that the increase in the fair market value was primarily driven by two items. First, the timing of the exit scenarios was updated to reflect Cempra’s discussions with the underwriters of the planned IPO, which indicated an IPO scenario on or before March 2012. The change in this timing resulted in a decrease in the discount applied for present value calculations. Second, the probability assigned to each exit scenario was more heavily weighted to the IPO scenarios in the December 2010 and March 2011 valuations.

Executive Compensation, page 96

4.	We note your response to our prior comment 48 and the accompanying revisions to your disclosure in the registration statement. Please be advised that to the extent that you engaged in any benchmarking for a material element of compensation, you must identify the benchmark and its components, including the component companies. Accordingly, as it appears that the 2010 stock option awards granted to Dr. Fernandes and Mr. Hahn were set by reference to equity awards made at peer companies, please disclose the peer companies that were considered.

The Staff’s position on benchmarking, as set forth in its compliance and disclosure interpretations on Regulation S-K, “Staff Observations in the Review of Executive Compensation,” provides that disclosure of the components of benchmarking is required only if a company uses benchmarking and it is material to its compensation policies and decisions. Cempra’s board of directors and compensation committee does not use any formal benchmarking to set compensation practices. Instead, the company uses data that is available as a general guide and not as a specific level against which the company is to be measured. Further, Cempra has not established any peer group against which it compares its compensation. The disclosure on pages 102 and 104 has been revised to clarify the company’s use of available data in establishing its compensation practices.

Consolidated Financial Statements, page F-1

General

5.	You appear to have omitted certain footnote disclosures supporting your financial statements for the nine months ended September 30, 2011. For example, the tabular disclosures in Note 9—Stock Option Plan and Note 10—Income Taxes do not include amounts for the interim periods in 2011. Please disclose this information.

Cempra acknowledges the Staff’s comment and supplementally advises the Staff that there is no requirement for interim disclosure under Article 10 (Rule 10-01) of Regulation S-X as it relates to stock compensation or taxes. There is also no requirement under ASC 718 or

U.S. Securities and Exchange Commission

December 22, 2011

ASC 740 for interim disclosure as they relate to stock compensation or taxes, respectively. There have been no significant changes to Cempra’s tax position during 2011 as there continues to be a full valuation allowance and no tax expense. Additionally, the interim period stock compensation impact is not considered material by Cempra. Consequently, Cempra respectfully submits that this additional disclosure is not required for the filing and as such the requested disclosure has not been made.

2. Summary of Significant Accounting Policies

Valuation Assumptions for Stock Option Plans, page F-12

6.	With regard to your response to comment 54, tell us how you determined that the peer companies used for 2009 and 2010 were comparable in terms of revenue and market capitalization during the six years following the option grants. Provide us your projections of Cempra’s market capitalization and revenues demonstrating how they are comparable. Tell us if any of the peer companies have either: 1) no approved products and several candidates in clinical trials, or 2) have their first product approved during the relevant period and, if not, why not.

Cempra supplementally advises the Staff that because Cempra is in late stage clinical trials on its lead drug candidates and has not yet generated revenue from product sales, there are few public companies comparable to Cempra from a revenue and market capitalization perspective. For the volatility assumptions, Cempra selected a number of companies that have products or product candidates in the broad anti-infectives space and grouped them as follows:

•

Companies most like Cempra - Optimer Pharmaceuticals, Inc., SIGA Technologies, Inc., Theravance, Inc. and Inhibitex, Inc. are all focused on anti-infectives and as of December 31, 2009 and December 31, 2010 did not have any products on the market. They each had some revenue from government contracts or sponsored research programs, but all were focused on research on and development of their product candidates.

•

Cempra’s growth target - Cubist Pharmaceuticals was included in the volatility calculation because it is an anti-infectives company deriving substantially all of its revenue from one anti-infective product. The Cubist model is one that Cempra expects to follow if it chooses to commercialize its own products rather than out-license them.

•

Other companies - Cornerstone Therapeutics, Middlebrook Pharmaceuticals, Nektar Therapeutics, and Occulus Innovative Sciences. These companies all have product revenue, except for Cornerstone, and each is a development stage company in the early

U.S. Securities and Exchange Commission

December 22, 2011

stages of commercialization of its first product(s). Two of these companies bear special mention. Cornerstone Therapeutics is a specialty pharmaceutical company that sells a number of products, including anti-infectives through a hospital-based sales force, which is similar to the sales force that Cempra expects to build if it were to commercialize its products on its own rather than out-license them. Cempra believes Cornerstone’s stage of maturation is similar to what Cempra’s will be in the early years of its commercialization efforts. One company that was included in 2009, Middlebrook Pharmaceuticals, was not included in the 2010 calculation because it filed for bankruptcy in 2010 and began operating as “debtor-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code. Cempra no longer felt that Middlebrook’s volatility would be representative of Cempra’s. There were no other peer companies added into the 2010 analysis because there were no new companies identified with significant similarities to Cempra.

* * * * *

In addition to the revisions discussed above, the prospectus has been revised to update the dates for which information is given on pages 1, 3-5, 12-14, 15-16, 20, 22, 27-28, 31, 37, 45, 47, 54, 61, 65-68, 76-78, 81-83 and 91 (the Company will use proceeds to develop Taksta as a treatment for prosthetic joint infection), pages 3-4, 66, 70 and 75 (planned trial for CEM-101 for bacterial urethritis), pages 6-8, 10, 12-13, 16, 19, 24, 37-40, 42, 59-60, 113 and F-23 (debt financing with Hercules Technology Growth Capital, Inc.), pages 23, 95-96 and 98 (employees), pages 32, 115-116 and 118 (beneficial ownership of stock), and pages 2, 69, 74, 78, 84, 85 and 90-94 for other smaller revisions and corrections.

Cempra respectfully submits that the foregoing discussions and amendments to the registration statement are appropriately responsive to the comments of the Staff. If the Staff has any further comments, please direct them to the undersigned.

Sincerely,

      /s/ Alexander M. Donaldson

Alexander M. Donaldson

cc:	Mark W. Hahn